April 24, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Attn: Jeffrey Gordon

Re: Your Comment Letter dated March 28, 2008, related to WD-40 Company Form 10-K, for the year ended August 31, 2007, Filed October 25, 2007, Form 10-Q, for the period ended November 30, 2007, Filed January 9, 2008 and Form DEF 14A, Filed November 8, 2007; File number 0-6936

Ladies and Gentlemen:

We have prepared the following responses to your comments and questions related to the abovementioned reports. Each response has been numbered to correspond to the comments you provided us.

FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2007

General

1)	Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what revisions will look like. These revisions should be included in your future filings.

Response: The additional disclosures required and other revisions to be made have been included for each response below, and will be included in future filings, where applicable.

Risk Factors, page 5

2)	Comment: Please delete the last sentence in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Response: The following disclosure will be included in future filings under ITEM 1A – Risk Factors:

The following risks and uncertainties, as well as other factors described elsewhere in this report or in other filings of the Company with the SEC, could adversely affect the Company’s business, financial condition and results of operations. Additional risks and uncertainties that are presently not known to the Company may also harm the Company’s business operations and financial results.

Legal Proceedings, page 15

3)	Comment: Please ensure that you provide all the information required by Item 103 of Regulation S-K, specifically:

•	The relief sought in the Drimmer v. WD-40 Company case; and

•	The names of the courts in which the benzene lawsuits have been filed, the filing dates, the principal parties involved, and the relief sought.

Response: The following disclosure will be included in future filings with respect to Drimmer v. WD-40 Company:

On April 19, 2006, a legal action was filed against the Company in the United States District Court, Southern District of California (Drimmer v. WD-40 Company). After several of the plaintiff’s factual claims were dismissed by way of motion, the plaintiff filed an amended complaint on September 20, 2006, seeking class action status and alleging that the Company misrepresented that its 2000 Flushes Bleach and 2000 Flushes Blue Plus Bleach automatic toilet bowl cleaners (ATBCs) are safe for plumbing systems and unlawfully omitted to advise consumers regarding the allegedly damaging effect the use of the ATBCs has on toilet parts made of plastic and rubber. The amended complaint seeks to remedy such allegedly wrongful conduct: (i) by requiring the Company to identify all consumers who have purchased the ATBCs and to return money as may be ordered by the court; and (ii) by the granting of other equitable relief, interest, attorneys’ fees and costs. On August 24, 2007 the Company successfully defeated the plaintiff’s attempt to have the case certified as a class action. The plaintiff has been granted permission to appeal the District Court's decision. If the plaintiff is successful in an appeal and class action certification is granted in this aforementioned legal action, it is reasonably possible that the outcome could have a material adverse effect on the operating results, financial position and cash flows of the Company. There is not sufficient information to estimate the Company’s exposure at this time.

With respect to the benzene lawsuits, and except as provided below, the Company proposes to maintain the current level of disclosure regarding benzene lawsuits filed against the Company (the “Benzene Lawsuits”) unless there is a material change in the extent or nature of the cases filed against the Company in future periods. During the Company’s fiscal year ended August 31, 2006, the Company concluded that the risk of increasing defense costs associated with the Benzene Lawsuits should be disclosed in the Commitments and Contingencies footnote to the Company’s financial statements. Since the risk related to pending litigation, a determination was made to include the disclosure in the Legal Proceedings item of the Company’s periodic reports. However, since the amounts involved in the Benzene Litigation, taken as a whole and after taking into consideration insurance coverage for the plaintiffs’ claims, would not exceed 10% of the Company’s current assets on a consolidated basis, the Company has taken the position that the specific case identification details normally required for disclosure of legal proceedings under Item 103 of Regulation S-K should not be required. Nevertheless, the Company believes that inclusion of the disclosure in the Legal Proceedings item of the periodic reports is appropriate. The Company believes that the disclosures provided to-date with respect to the Benzene Lawsuits are adequate to inform investors in the Company’s shares of the nature of the litigation and the risk of increasing legal defense costs. Notwithstanding the foregoing, the following revised disclosure will be included in future filings, and updated as needed:

Since 2004, the Company has been named as a defendant in increasing numbers of lawsuits brought by a growing group of attorneys on behalf of individual plaintiffs who assert that exposure to products that allegedly contain benzene is a cause of certain cancers (the “Benzene Lawsuits”). The Company is one of many defendants in these legal proceedings whose products are alleged to contain benzene. However, the Company specifies that its suppliers provide constituent ingredients free of benzene, and the Company believes its products have always been formulated without containing benzene.

The plaintiffs in the Benzene Lawsuits typically seek damages in unspecified amounts for injuries or death attributable to a form of cancer linked to exposure to benzene. The Company is unable to quantify the total amount of damages asserted by the plaintiffs in the Benzene Lawsuits. Except for self-insured retention amounts applicable to each separately filed lawsuit, the Company expects that the Benzene Lawsuits will be adequately covered by insurance and will not have a material impact on the Company’s financial condition or results of operations. The Company is vigorously defending these lawsuits in an effort to demonstrate conclusively that its products do not contain benzene, and that they have not contained benzene in prior years. The Company is unable to assess the expected cost of defense of these lawsuits in future periods. If the number of Benzene Lawsuits filed against the Company increases, it is reasonably possible that such costs of defense may materially affect the Company’s results of operations and cash flows in future periods.

Management’s Report on Internal Control Over Financial Reporting, page 41

4)	Comment: Please include a statement in this section that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on your internal control over financial reporting. See Item 308(a)(4) of Regulation S-K.

Response: This section will be revised in future filings as follows:

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rule 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting is effective as of August 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of August 31, 2007, has been audited byPricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, as stated in their report, which appears on page i of Item 15 – Exhibits and Financial Statement Schedule.

Financial Statements

General

5)	Comment: Your disclosure on page 13 indicates that you may maintain self-insurance. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.

Response: The Company does not maintain self-insurance, except in immaterial areas of low-risk. The reference in the disclosure on page 13 refers to self-insured retention amounts. To clarify and avoid misinterpretation, the Company will exclude the last sentence of the disclosure. The revised disclosure will be updated in future filings as follows:

The Company re-evaluates its insurance coverage annually. From time to time, insurance contracts may be much more expensive, less protective or even unavailable.

Note 1 – Summary of Significant Accounting Policies, page vi

6)	Comment: We note your disclosure that you did not carry any short-term investments as of August 31, 2007 and 2006. Based on your statements of cash flows, you purchased and sold short-term investments in the amount of $224,675,000 and $31,675,000 for the two years ended August 31, 2007. Given this activity, please provide us your basis for the classification of short-term investments as available-for-sale securities instead of trading securities in accordance with SFAS 115. In this regard, please tell us what the nature and purpose for which the securities were acquired and how that results in their classification as investing activities. See paragraph 18 of SFAS 115 and paragraphs 8 and 9 of SFAS 102. Also note that SFAS 159 amends these standards in regards to classification of trading securities.

Repsonse: Periodically, we have invested some of our available excess cash in auction rate securities with the intent of earning short-term interest income while preserving the principal. Historically, we considered these investments to be short-term, interest bearing investments as these types of investments were designed to provide liquidity through an auction process that resets the applicable interest rates at pre-determined periods ranging from 7 to 35 days. This reset mechanism allowed us to continue in our respective interest in the auction rate securities or to gain immediate liquidity by selling our interests at par.

Per paragraph 12 of SFAS 115, the definition of a trading security is: “Securities that are bought and held principally for the purpose of selling them in the near term (thus held for only a short period of time) shall be classified as trading securities. Trading generally reflects active and frequent buying and selling , and trading securities are generally used with the objective of generating profits on short-term differences in price.”

As discussed above, the Company invests in short-term investments for the sole purpose of generating interest income. These investments are acquired and held through pre-determined auction periods; therefore, based on the above definition of a trading security, we have deemed that our investments in auction-rate securities are not trading securities. As a result, we have classified these investments as available-for-sale. Accordingly, the purchases and sales of our auction rate securities have been classified as investing activities in our statement of cash flows per paragraph 8 of SFAS 102.

Exhibits 31(a) and 31(b) – Section 302 Certifications

7)	Comment: We note that throughout these certifications, you frequently subsititute “annual report” for “report.” Please use the precise language contained in Item 601 of Regulation S-K.

Response: References to “annual” or “quarterly” will be omitted in our future filings.

FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2007

General

8)	Comment: Please address the above comments in your interim filings as well.

Response: Where applicable, the above revisions will be included in our future 10-Q filings.

FORM DEF14A FILED NOVEMBER 8, 2007

Nominees for Election as Directors, page 5

9)	Comment: Please provide the relevant dates relating to the business experience of all the directors for the past five years. See Item 401(e) of Regulation S-K.

Response: In future filings under Regulation 14A, the Company will modify the disclosure required by Item 401(e) of Regulation S-K to more clearly identify the business experience for the past five years for each nominee for election as a director. Many of the Company’s directors are presently retired. The Company will clarify the retired status of the directors if they have not otherwise been actively involved in business activities with the past five years.

Compensation Discussion and Analysis, page 13

10)	Comment: Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your principal executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Response: In future filings under Regulation 14A, the Company will clarify the manner in which policies or decisions relating to the CEO’s compensation differ from the policies or decisions relative to the compensation of the other named executive officers. Base salary levels as well as performance incentive compensation for the CEO and the other executive officers have been established under a common policy and formulation, but the CEO’s aggregate level of compensation has been materially higher than the compensation levels for the other executive officers due to the higher level of responsibility of the CEO for overall company performance. This higher level of compensation for the CEO is supported by the benchmarking data relied upon by the compensation committee for each of the position classifications for the CEO and the other executive officers.

Performance Incentive Bonus, page 16

11)	Comment: Please expand your discussion of the performance incentive program to include the following:

•	The criteria used to determine the annual incentive opportunity as a percentage of base salary.

•	The specific individual performance results compared to the individual performance measurements used to calculate the incentive bonus payouts.

•

The specific target versus actual global EBITDA, EBITDA for the relevant financial reporting segments, consolidated gross margin, and ROIC in dollar amounts (we note that actual and maximum global EBITDA has been disclosed).

•	If available, the specific financial performance target amounts for the next fiscal year (we note your disclosure that fiscal 2008 target amounts were approved by the board in October 2007).

•	The specific formulas used for calculating bonus compensation.

•	An example for one of your executive officers showing how the formulas were used to calculate the performance incentive bonus.

Response: In future filings under Regulation 14A, the Company will include additional disclosure regarding the Company’s performance incentive program (the “Incentive Program”) as outlined below.

With respect to the criteria used to determine the annual incentive opportunity as a percentage of base salary, the Company establishes the maximum percentage opportunity for each executive officer of the Company based on the officer’s job classification and level of responsibility within the Company. The annual incentive opportunity is generally designed to provide the executive officers with incentive compensation for outstanding performance consistent with incentive compensation for the comparable position in comparator companies based on the benchmarking data referred to in the Company’s response to Comment number 10 above.

Apart from the identified performance measures, there are no individual performance results or non-financial performance measures used to calculate bonus payouts under the Incentive Program.

The Company will provide enhanced disclosure of the formulas used for each of the named executive officers which will include the specific performance measures applied for each executive, the manner in which such measures are calculated, and the target level versus the actual amount for those measures that are based on reported or otherwise transparent financial statement information. For other measures, the Company would disclose the relative attainment of the performance measure. For example, if one of the relevant performance measures for an executive officer is EBITDA for a business segment (as opposed to the Company’s global EBITDA), the Company would identify the applicable performance measure and provide disclosure as to the relative attainment of the measure – being the percentage level of attainment used under the formula for the officer – to calculate that portion of his incentive opportunity that is tied to the identified performance measure.

As noted, the Company will disclose the formulas applied for computation of the bonus payouts under the Incentive Program and an example of the application of the formula for compensation paid to one of the executive officers under the Incentive Program will be provided.

The Company does not intend to provide specific performance measure target information for the next fiscal year since the same formulas and performance measures have been applied consistently from year to year such that disclosure of such prospective target information would not be material to an understanding of the compensation paid for the prior fiscal year or to an understanding of the policies or decisions of the compensation committee with respect to such compensation.

Equity Compensation, page 17

12)	Comment: Please explain in greater detail how equity awards were granted to executive officers based on their individual performance, as well as expected future contribution and long-term retention goals for the executive officer.

Response: In future filings under Regulation 14A, the Company will include more detail regarding the manner in which equity awards are based on individual performance in addition to retention goals. The CEO and the other executive officers participate in a rigorous evaluation process, including self-evaluation and the establishment of goals and an assessment of the achievement thereof. Based on the results of this evaluation process, the executive officers are subjectively ranked to determine the factor to be applied to the maximum equity award for each officer’s participation level. Maximum participation levels are established based on job classifications and levels of responsibility within the Company using benchmarking data in the manner described in Comment number 10. A separate portion of each annual equity award is granted for expected future contribution and long-term retention based on job classifications and levels of responsibility within the Company. The Company’s disclosure will identify the amount of the annual equity award granted on the basis of the subjective criteria and the amount of the award granted for purposes of expected future contribution and long-term retention.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments, and hope that we have adequately addressed them with the foregoing responses. If you should have any questions, please feel free to contact me at (619) 275-1400 ext. 1136.

Sincerely,

/s/ MICHAEL J. IRWIN
Michael J. Irwin Executive Vice President and Chief Financial Officer WD-40 Company